

September 22, 2014

Via E-mail
David Teitel
Chief Financial Officer
Alere Inc.
51 Sawyer Road
Suite 200
Waltham, MA 02453

Re: Alere Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-16789

Dear Mr. Teitel:

We have reviewed your August 22, 2014 response to our July 31, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
(M) Revenue Recognition
Services Revenue, page F-17

1. Please refer to your response to our prior comment 2. Confirm, if true, that the amount you recognize as revenue for fees subject to refund before the end of the contract period are realizable under the termination provisions of the contract as required by method 2 described in ASC 605-20-S99-1, and provide us proposed disclosure to be included in future filings in this regard. If not true, please tell us how you met the criterion that fees be fixed or determinable.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant